EXHIBIT 11

MGIC INVESTMENT CORPORATION AND SUBSIDIARIES
STATEMENT RE COMPUTATION OF NET INCOME PER SHARE
Three and Six Month Periods Ended June 30, 2003 and 2002

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2003	2002	2003	2002

	(In thousands of dollars, except per share data)
BASIC EARNINGS PER SHARE
Average common shares outstanding	98,615	105,181	99,073	105,733

Net income	$143,777	$170,936	$284,887	$340,123

Basic earnings per share	$1.46	$1.63	$2.88	$3.22

DILUTED EARNINGS PER SHARE
Adjusted shares outstanding:
Average common shares outstanding	98,615	105,181	99,073	105,733

Net shares to be issued upon exercise of dilutive stock options after applying treasury stock method	166	740	129	737

Adjusted shares outstanding	98,781	105,921	99,202	106,470

Net income	$143,777	$170,936	$284,887	$340,123

Diluted earnings per share	$1.46	$1.61	$2.87	$3.19